[Fulbright & Jaworski L.L.P. Letterhead]

April 21, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Ms. Carmen Moncada-Terry

Re: Rex Energy Corporation

       Form S-1 Filed April 7, 2008

       File No. 333-150120

Dear Ms. Moncada-Terry:

On behalf of Rex Energy Corporation (the “Company”), we are responding to your comment letter dated April 18, 2008 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, filed April 7, 2008 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comment followed by our response. Together with this response letter, the Company is filing today, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to the response to the Staff’s comment, Amendment No. 1 includes other changes that are intended to update the information contained in the Registration Statement and the prospectus contained therein. We also have sent to your attention today, via courier, marked copies of Amendment No. 1, indicating changes made to the original Registration Statement filing made on April 7, 2008.

Principal and Selling Stockholders, page 75

1.	Please disclose whether any selling stockholder is a broker-dealer or is affiliated with a broker-dealer. If any selling stockholder is a broker-dealer, identify it as an underwriter, unless such selling stockholder received the shares as compensation for investment banking services, If any selling stockholder is affiliated with a broker-dealer, please identify it as an underwriter unless you can confirm to us that such selling stockholder (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response:

The Registration Statement has been revised to include a sentence in the “Principal and Selling Stockholder” section indicating that none of the selling stockholders is a broker-dealer or is affiliated with a broker-dealer. Please see page 76 of Amendment No. 1.

Please direct any comments or questions regarding the Company’s response to the Staff’s comment or Amendment No. 1 to Charles L. Strauss at this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.